```
<HTML>
<HEAD>
<TITLE>Form 8-K for DT Industries, Inc.
</TITLE>
</HEAD>
<BODY>
<PRE>


                         UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549


                          FORM 8-K

                       CURRENT REPORT


                  Pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934


Date of Report (Date of earliest event reported) May 7, 2002
                                      ------------------------------------

                     DT INDUSTRIES, INC.
--------------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)


DELAWARE                      0-23400                    44-0537828
--------------------------------------------------------------------------------
(State or other jurisdiction    (Commission                 (IRS Employer
     of incorporation)          File Number)            Identification No.)


               907 W. Fifth Street, Dayton, OH 45407
--------------------------------------------------------------------------------
(Address of principal executive offices)                  (Zip Code)


Registrant's telephone number, including area code       937-586-5600
                                                  ------------------------------------


                      Not applicable
--------------------------------------------------------------------------------
        (Former name or former address, if changed since last report)


</pre>
<hr>
<pre>


<b>
Item 5.  Other Events.</b>

        On May 7, 2002, the Company issued a press release announcing its
earnings for the third quarter of fiscal 2002. A copy of the press release
announcing the Company's earnings is attached as Exhibit 99.1 hereto and
incorporated herein by reference.
<b>
Item 7.    Financial Statements and Exhibits.</b>

        (c)      EXHIBITS.  The following exhibits are filed herewith:

        99.1     Press Release dated May 7, 2002.


</pre>
```

```
<hr>
<pre>
```

                              SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934,
the registrant has duly caused this report to be signed on its behalf by the
undersigned hereunto duly authorized.

        Date: May 7, 2002
                                        DT INDUSTRIES, INC.

                                        By: /s/ Dennis Dockins
                                            ----
                                            Dennis Dockins
                                            General Counsel and Secretary

```
</PRE>
</BODY>
</HTML>
```